GRAND TOYS INTERNATIONAL LIMITED

CONTACT:

Room UG 202, Floor UG2, Chinachem Plaza

Tania M. Clarke

77 Mody Road, Tsimshatsui East,

Vice President of Finance

Kowloon,

Hong Kong

(514) 685-2180, ext. 233

(NASDAQ: GRIN)

E-mail: tania@grand.com

www.grand.com

FOR IMMEDIATE RELEASE

GRAND TOYS REPORTS FINANCIAL RESULTS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2005

Hong Kong – November 14, 2005 – Grand Toys International Limited (NASDAQ: GRIN) today announced results for its three-month and nine-month periods ended September 30, 2005.

Net sales for the three months ended September 30, 2005 were $17.3 million, compared to $7.9 million for the same period of 2004, an increase of 119%.  Gross profit percentage increased to 31% for the three months ended September 30, 2005, compared to 30% for the comparable period in 2004.  EBITDA decreased from $1.1 million for the three months of 2004 to $0.3 million for the three months ended September 30, 2005.  Grand posted a net loss of $0.5 million, or $(0.03) per basic American depositary share (“ADS”), for the three months ended September 30, 2005.  This compares to net earnings of $0.6 million, or $0.05 per basic ADS, for the three months ended September 30, 2004.  The results for the quarter ended September 30, 2005 included dividends on preference shares of approximately $0.2 million and one-time charges of $0.7 million relating to potential acquisition discussions which were abandoned in September 2005.   Without the one-time charges, for the three months ended September 30, 2005, Grand would have reported EBITDA of $1.0 million and net earnings from operations of $0.4 million, or $0.02 per basic ADS

Net sales for the nine months ended September 30, 2005 were $35.8 million, compared to $22.7 million for the same period of 2004, an increase of 58%.  Gross profit percentage increased to 33% for the nine months ended September 30, 2005, compared to 28% for the comparable period in 2004.  EBITDA decreased from $4.0 million for the first nine months of 2004 to a loss of $1.4 million for the nine months ended September 30, 2005.  Grand posted a net loss of $4.4 million, or ($0.27) per basic ADS, for the nine months ended September 30, 2005.  This compares to net earnings of $2.8 million, or $0.26 per basic ADS, for the nine months ended September 30, 2004.  The results for the period ended September 30, 2005 included dividends on preference shares of approximately $1.4 million and one-time charges of $0.7 millionrelating to potential acquisition discussions which were abandoned in September 2005.  Without the deemed dividend of approximately $1.0 million and  the one-time charges, Grand would have reported an EBITDA loss of $0.7 million and net loss of approximately $2.8 million, or ($0.17) per basic ADS, for the nine months ended September 30, 2005.

Net sales increased in the three and nine-month periods of 2005 as compared to the same period in 2004 primarily due to the addition of sales from Grand Toys International, Inc., including its subsidiaries (“Grand US”), which was acquired in August 2004, and International Playthings, Inc.

(“IPI”), which was acquired   by Grand US in March 2005, offset by a reduction in the OEM sales from one of the Company’s Hong Kong subsidiaries.  Gross profit increased as a result of the addition of the higher margin business of Grand US and the acquisition of IPI. Operating expenses increased in the three and nine month periods ended September 30, 2005 due to increased corporate overhead that was incurred in connection with the integration of recent acquisitions and in anticipation of growth tied to future acquisitions, as well as the additional selling and distribution and general and administrative expenses from the Company’s newly acquired entities.  In addition, operating expenses include one-time charges of $0.7 million relating to potential acquisition discussions which were abandoned in September 2005.

Henry Hu, Chairman of Grand, noted, “While Grand experienced a net loss for the three and nine months ended September 30, 2005, on an operational basis, our results for the quarter were profitable.  We are encouraged by our third quarter results since both net sales and gross profit percentage increased in the quarter.  Our business continues to evolve as we focus on higher margin business.  Our immediate efforts have been directed at our North American operations and the results of these operations for the quarter reflect the benefits of our efforts.  We have aggressively pursued new distribution and product development opportunities and we expect to see the impact of these opportunities in the coming quarters as our new and updated products come to market.

We continue to actively seek strategic business opportunities that will complement Grand’s overall business strategy.  We have in place the infrastructure that will allow us to pursue opportunities for future growth without incurring significant additional overhead.”

About Grand Toys International Limited:  Grand Toys International Limited is a newly reorganized International company resulting from the acquisition of Playwell International Limited in August 2004 and International Playthings, Inc. in March 2005.  Grand Toys, through its U.S. and foreign operating subsidiaries, develops, distributes and supervises the out-sourced manufacturing of toy and toy related products throughout the world. Grand Toys’ operating subsidiaries have been in continuous operation for up to 45 years. Grand Toys' strategy is to grow by expanding its proprietary products, adding licenses and by acquiring complementary companies. Grand Toys' goal is to become a leading manufacturer, developer, marketer and distributor of toy and toy related products throughout the world.

Additional information can be sourced on Grand at www.grand.com.

This news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements are based on Grand Toys management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to Grand Toys as of the date of the press release, and it assumes no obligation to update or alter its forward- looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect Grand Toys’ results of operations is detailed in the filings of Grand Toys International Limited with the SEC, and the filings of its predecessor, Grand Toys International, Inc., now a subsidiary of Grand Toys International Limited

Balance Sheet Data:	September 30, 2005	December 31, 2004

Total assets	$ 65,127,638	$ 44,071,672
Working capital	15,894,006	13,036,036
Total shareholders’ equity	41,710,532	35,270,192

CONSOLIDATED STATEMENTS OF OPERATIONS (in US$)

	Three Months ended		Nine Months ended
	2005	2004	2005	2004

Net sales	$ 17,321,330	$ 7,916,181	$ 35,823,993	$ 22,711,495
Cost of goods sold	11,911,347	5,552,831	23,837,076	16,289,161
Gross profit	5,409,983	2,363,350	11,986,917	6,422,334
Gross profit %	31.23%	29.85%	33.46%	28.28%

Operating expenses, net	5,610,672	1,527,017	14,754,386	2,839,550
Operating (loss) income	(200,689)	836,333	(2,767,469)	3,582,784

Interest expense, net	95,102	(2,669)	264,275	1,550
(Loss) earnings before taxes	(295,791)	839,002	(3,031,744)	3,581,234

Income tax expense	18,336	200,860	30,300	733,686
(Loss) earnings from operations	(314,127)	638,142	(3,062,044)	2,847,548
Earnings from operations %	(1.81)%	8.06%	(8.55)%	12.54%

Dividends	(201,469)	-	(1,361,155)	-

Net (loss) earnings	$(515,596)	$ 638,142	$ (4,423,199)	$ 2,847,548
Net (loss) earnings %	(2.98)%	8.06%	(12.35)%	12.54%

(Loss) earnings per ADS:
Basic	$ (0.03)	$ 0.05	$ (0.27)	0.26
Diluted	N/A	N/A	N/A	N/A

Weighted average ADS outstanding:
Basic	16,234,937	12,729,467	16,209,567	10,930,041
Diluted	19,039,537	12,942,989	17,935,474	11,806,200

In this Press Release, Grand discusses financial measures in accordance with GAAP and also on a non-GAAP basis. Grand’s definition of EBITDA is earnings before interest, income taxes, depreciation and amortization. All references in this press release to EBITDA are to a non-GAAP financial measure. EBITDA, a measure widely used among toy related businesses, is used because management believes that it is an effective way of monitoring the operating performance of our company relative to the industry. Additionally, Grand believes that the use of non-GAAP financial measures enables it and investors to evaluate, and compare from period to period, the results from ongoing operations in a more meaningful and consistent manner.

Reconciliations of GAAP to Non-GAAP financial measures are provided below.

Reconciliation of Earnings before interest, taxes, amortization and depreciation (EBITDA):

Three months ended September 30,	Nine months ended September 30,

	2005	2004	2005	2004

Net (loss) earnings from operations	$ (314,127)	$ 638,142	$ (3,062,044)	$ 2,847,548
Interest expense (income), net	95,102	(2,669)	264,275	1,550
Depreciation and amortization	470,950	219,439	1,337,098	431,530
Depreciation – Cost of Goods Sold	18,166	9,993	57,274	29,788
Income tax expense	18,336	200,860	30,300	733,686
EBITDA	$ 288,427	$ 1,065,765	$ (1,373,097)	$ 4,044,102